Exhibit 99.2

Fiscal 2026 Supplemental Materials October 15, 2026

Disclaimer 2 This presentation by CTW (the "Company", "We" or "Our) contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, including without limitation statements regarding our future results of operations and financial position, future revenue, timing, progress and expected results of our services and products, business strategy, prospects, research and development costs, timing and likelihood of success, the size of the market opportunities, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that are in some cases beyond our control and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The words "anticipate," "believe," contemplate," "continue" "could," "estimate," "expect," "intend," "may," "might," "plan," "potential" "predict," "project," "should," "target," "will" or "would" or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this presentation are only predictions and represent our views as of the date of this presentation. Although we believe the expectations reflected in such forward-looking statements are reasonable, we cannot guarantee that the future results, advancements, discoveries, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. The forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items; our ability to execute our growth, and expansion, including our ability to meet our goals; current and future economic and political conditions; our capital requirements and our ability to raise any additional financing which we may require; our ability to attract clients and further enhance our brand recognition; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business; and other assumptions described in our filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F and Current Reports on Form 6-K, underlying or relating to any forward-looking statements. Accordingly, readers should not rely upon forward-looking statements as predictions of future events. Except as required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances described in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements contained in this presentation. Market & Industry Data This presentation contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market positions. This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in these publications and reports. NASDAQ: CTW Forward-Looking Statements

Fiscal 2026 Highlights 3 Paying Monthly Active Users (PMAUs) New Game Titles Launched 89K 1% YoY Growth $82.5M -8.7% YoY 15 Bringing active titles to 42 36% Up from 30% in FY 2025 $96.8M -10% YoY 105.8% -9% YoY $3.5M 4.2% Margin $4.1M Net Loss Return on Ad Spend (ROAS) Adjusted EBITDA1 % Revenue ex-Japan In-Game Purchases Revenue 1) See Non-GAAP reconciliation on page 16.

Notable Game Launches in Fiscal 2026 4 Doraemon Comic Traveler Kakegurui ALL IN High School of the Dead Day 0 The Apothecary Diaries Palace Chronicles Crayon Shinchan: My Sugoroku Great Strategy 15 New game launches in FY 2026 16 Games in backlog or pre- registration as of July 31, 2026

In-Game Purchases 5 Year-over-year growth % $39,388,946 $42,000,000 $41,929,805 $42,532,177 $49,125,267 $57,869,173 $48,603,849 $48,209,491 1H 2023 2H 2023 1H 2024 2H 2024 1H 2025 2H 2025 1H 2026 2H 2026 $81,388,946 $84,461,982 $106,994,440 $96,813,340 2023 2024 2025 2026 -16.7% -9.5%

Revenue 6 Year-over-year growth % $62,944,073 $68,424,577 $90,370,793 $82,509,410 2023 2024 2025 2026 $32,182,824 $30,761,249 $33,444,464 $34,980,113 $41,213,907 $49,156,886 $40,932,347 $41,577,063 1H 2023 2H 2023 1H 2024 2H 2024 1H 2025 2H 2025 1H 2026 2H 2026 -15.4% -8.7%

User Trends 7 Note: See Glossary of Key Terms on page 17 for definitions of key performance indicators. 47,421 46,756 54,978 70,264 76,684 100,322 75,715 102,391 47,088 62,621 88,503 89,053 1H 2023 2H 2023 1H 2024 2H 2024 1H 2025 2H 2025 1H 2026 2H 2026 FY 2023 FY 2024 FY 2025 FY 2026 2,067,851 2,273,505 2,077,715 2,526,143 3,269,618 3,488,052 1,984,354 2,530,328 2,170,678 2,301,929 3,378,835 2,257,341 1H 2023 2H 2023 1H 2024 2H 2024 1H 2025 2H 2025 1H 2026 2H 2026 FY 2023 FY 2024 FY 2025 FY 2026 Paying Monthly Active Users ("PMAUs") Year-over-year growth % Monthly Active Users ("MAUs") Year-over-year growth % 2.1% 0.6% -27.5% -33.2%

Other KPIs 8 Average Monthly in-game Purchase Amount Per Monthly Active Users ("ARPMAUs") Average Monthly in-game Purchase Amount Per Paying Monthly Active Users ("ARPPMAUs") Return on Ad Spend ("ROAS") Note: See Glossary of Key Terms on page 17 for definitions of key performance indicators. $3.12 $3.06 $2.64 $3.57 2023 2024 2025 2026 $144.04 $112.40 $100.74 $90.60 2023 2024 2025 2026 130.3% 99.3% 116.4% 105.8% 2023 2024 2025 2026

Profitability Measures 9 Note: See Glossary of Key Terms on page 17 for definitions of key performance indicators. Segment Profitability Adjusted EBITDA Net Income (Loss) $24,989,040 $27,045,916 $31,345,844 $32,290,286 2023 2024 2025 2026 $3,398,384 $5,977,639 $3,828,563 -$4,131,668 2023 2024 2025 2026 $10,633,603 $11,999,232 $7,960,968 $3,467,076 FY 2023 FY 2024 FY 2025 FY 2026

Financial Results: Trended Financial Statements and Reconciliations from GAAP to Non-GAAP

Key Performance Indicators

	FY 2023	FY 2024	Fiscal 2025 H1 2025	Fiscal 2025 H2 2025	Fiscal 2025 FY 2025	Fiscal 2026 H1 2026	Fiscal 2026 H2 2026	Fiscal 2026 FY 2026
Gross in-game purchase amount[1]	$81,388,946	$84,461,982	$49,125,267	$57,869,173	$106,994,440	$48,603,849	$48,209,491	$96,813,340
Paying daily active users ("PDAUs")[2]	13,541	16,446	16,373	18,561	17,458	14,519	15,795	15,152
Daily active users ("DAUs")[2]	189,985	197,100	247,379	281,197	264,149	236,904	254,283	245,522
PDAUs to DAUs ratio	7.13%	8.34%	6.62%	6.60%	6.61%	6.13%	6.21%	6.17%
Paying monthly active users ("PMAUs")[3]	47,088	62,621	76,684	100,322	88,503	75,715	102,391	89,053
Monthly active users ("MAUs")[3]	2,170,678	2,301,929	3,269,618	3,488,052	3,378,835	1,984,354	2,530,328	2,257,341
PMAUs to MAUs ratio	2.17%	2.72%	2.35%	2.88%	2.62%	3.82%	4.05%	3.95%
PDAUs to PMAUs ratio	28.76%	26.26%	21.35%	18.50%	19.73%	19.18%	15.43%	17.01%
DAUs to MAUs ratio	8.75%	8.56%	7.57%	8.06%	7.82%	11.94%	10.05%	10.88%
ARPPDAU	$16.47	$14.07	$16.31	$17.23	$16.79	$18.19	$16.86	$17.51
ARPDAU	$1.17	$1.17	$1.08	$1.14	$1.11	$1.12	$1.05	$1.08
ARPPMAU	$144.04	$112.40	$106.77	$96.14	$100.74	$106.99	$78.47	$90.60
ARPMAU	$3.12	$3.06	$2.50	$2.77	$2.64	$4.08	$3.18	$3.57
Day 1 retention rate for paying users[4]	71.7%	62.7%	60.7%	59.6%	59.6%	58.23%	57.35%	57.40%
Day 7 retention rate for paying users[4]	49.0%	41.0%	38.5%	37.2%	37.5%	35.5%	36.7%	35.8%
Day 30 retention rate for paying users[4]	27.9%	21.3%	18.5%	16.5%	17.1%	16.0%	18.8%	17.1%
Day 1 retention rate for active users[5]	5.2%	6.2%	5.9%	5.4%	5.9%	6.15%	6.26%	6.10%
Day 7 retention rate for active users[5]	2.1%	2.4%	2.2%	2.1%	2.2%	2.59%	2.68%	2.60%
Day 30 retention rate for active users[5]	0.9%	0.9%	0.8%	0.7%	0.8%	1.0%	1.1%	1.0%
Return on advertisement spend ("ROAS")	130.3%	99.3%	105.8%	125.8%	116.4%	109.3%	102.3%	105.8%

Note: See Glossary of Key Terms on page 17 for definitions of key performance indicators.

CTW 11

Income Statement

	FY 2023	FY 2024	Fiscal 2025 H1 2025	Fiscal 2025 H2 2025	Fiscal 2025 FY 2025	Fiscal 2026 H1 2026	Fiscal 2026 H2 2026	Fiscal 2026 FY 2026
Revenue	$ 62,944,073	$ 68,424,577	$ 41,213,907	$ 49,156,886	$ 90,370,793	$ 40,932,347	$ 41,577,063	$ 82,509,410
Cost of revenue	17,049,167	16,211,779	9,942,740	12,097,314	22,040,054	13,876,078	14,595,101	28,471,179
G&A Expenses	4,473,647	5,177,570	4,507,982	3,971,871	8,479,853	5,119,691	6,573,668	11,693,359
R&D Expenses	2,913,436	952,440	1,322,913	4,205,820	5,528,733	1,657,902	2,147,545	3,805,447
S&M Expenses	32,919,491	39,426,506	25,982,034	29,405,243	55,387,277	22,027,806	23,835,354	45,863,160
Total Expenses	57,355,741	61,768,295	41,755,669	49,680,248	91,435,917	42,681,477	47,151,668	89,833,145
Operating Income	5,588,332	6,656,282	(541,762)	(523,362)	(1,065,124)	(1,749,130)	(5,574,605)	(7,323,735)
Interest income, net	41,035	300,985	282,507	211,851	494,358	333,453	207,480	540,933
Foreign Currency Transaction gain (loss)	(566,100)	784,674	221,056	(509,002)	(287,946)	260,296	33,468	293,764
Other income	173,291	454,286	292,677	262,335	555,012	499,078	(74,440)	424,638
Contingent gain on recovery of previously impaired assets.	0	0	0	4,709,029	4,709,029	0	238,561	238,561
Other income/(expense), net	(351,774)	1,539,945	796,240	4,674,213	5,470,453	1,092,827	405,069	1,497,896
Income (loss) before income tax expense	5,236,558	8,196,227	254,478	4,150,851	4,405,329	(656,303)	(5,169,536)	(5,825,839)
Income tax expense	1,838,174	2,218,588	(384,307)	961,073	576,766	504,937	(2,199,108)	(1,694,171)
Net income (loss)	**3,398,384**	**5,977,639**	**638,785**	**3,189,778**	**3,828,563**	**(1,161,240)**	**(2,970,428)**	**(4,131,668)**
Foreign currency translation adjustment	(1,151,842)	(1,021,512)	(566,536)	524,109	(42,427)	(249,230)	(555,181)	(804,411)
Total comprehensive income (loss)	2,246,542	4,956,127	72,249	3,713,887	3,786,136	(1,410,470)	(3,525,609)	(4,936,079)

CTW

Footnote

12

Balance Sheet

	July 31, 2023	January 31, 2024	July 31, 2024	January 31, 2025	July 31, 2025	January 31, 2026	July 31, 2026
ASSETS							
Cash and cash equivalent	$14,852,169	$15,531,649	$14,461,251	$15,072,866	$12,208,630	$19,497,920	$14,437,097
Restricted cash	140,683	136,761	133,014	129,127	160,620	129,741	125,812
Accounts receivable, net	1,472,103	1,528,396	1,379,288	1,600,099	1,410,083	1,625,129	1,688,806
Deferred offering cost	0	0	0	0	1,429,523	0	0
Prepaid expenses and other current assets	937,427	1,066,891	2,184,676	2,106,770	2,866,243	2,867,509	4,293,774
Total current assets	17,402,382	18,263,697	18,158,229	18,908,862	18,075,099	24,120,299	20,545,489
Total non-current assets	20,881,618	22,430,224	25,784,278	24,471,714	28,427,157	38,171,048	34,294,317
Total assets	**38,284,000**	**40,693,921**	**43,942,507**	**43,380,576**	**46,502,256**	**62,291,347**	**54,839,806**
LIABILITIES AND SHAREHOLDERS' EQUITY							
Total current liabilities	11,856,546	10,175,834	12,012,879	12,416,915	8,423,949	14,939,293	13,052,011
Total non-current liabilities	7,544,127	8,173,217	8,090,174	7,024,342	10,430,250	9,962,668	7,682,897
Total liabilities	**19,400,673**	**18,349,051**	**20,103,053**	**19,441,257**	**18,854,199**	**24,901,961**	**20,734,908**
Total Shareholders' equity	**18,883,327**	**22,344,870**	**23,839,454**	**23,939,319**	**27,648,057**	**37,389,386**	**34,104,898**
Total Liabilities and Shareholders' Equity	**38,284,000**	**40,693,921**	**43,942,507**	**43,380,576**	**46,502,256**	**62,291,347**	**54,839,806**

CTW

Footnote

13

Cash Flow Statement

	FY 2023	FY 2024	Fiscal 2025			Fiscal 2026		
			1H 2025	2H 2025	FY 2025	1H 2026	2H 2026	FY 2026
Net Income (loss)	$3,398,384	$5,977,639	$638,785	$3,189,778	$3,828,563	($1,161,240)	($2,970,428)	($4,131,668)
Depreciation and amortization	779,368	2,067,706	1,323,096	1,350,159	2,673,255	1,109,775	1,451,132	2,560,907
Amortization of right-of-use asset	1,369,188	1,634,833	1,017,089	1,438,122	2,455,211	1,514,860	1,366,473	2,881,333
Impairment of advance to game developers	2,457,900	401,451	1,113,863	2,033,548	3,147,411	750,416	1,885,345	2,635,761
Impairment of prepaid royalties	831,624	0	278,747	204,402	483,149	0	0	0
Minimum guarantee carried over by licensor	0	0	0	0	0	0	(30,522)	(30,522)
Impairment of investments in films and television programs	0	46,453	0	0	0	0	0	0
Loss from termination of operating lease agreement	0	0	0	33,055	33,055	0	0	0
(Gain)/Losses from disposal of property, equipment and software	0	(19,931)	(3,211)	24,543	21,332	0	31,543	31,543
Foreign currency exchange (gain) loss	0	(742,819)	(65,249)	516,213	450,964	(139,961)	(586,118)	(726,079)
Deferred income tax expenses	1,811,466	1,734,765	(510,750)	1,017,784	507,034	705,348	(3,105,320)	(2,399,972)
Share-based compensation	0	0	0	0	0	1,913,692	80,716	1,994,408
Changes in operating assets and liabilities	(8,088,779)	(9,512,450)	(1,207,227)	(12,281,372)	(13,488,599)	(5,073,894)	(898,810)	(5,972,704)
Net cash provided by operating activities	**2,559,151**	**1,587,647**	**2,585,143**	**(2,473,768)**	**111,375**	**(381,004)**	**(2,775,989)**	**(3,156,993)**
Net cash used in investing activities	**(485,236)**	**(1,173,730)**	**(678,657)**	**(501,380)**	**(1,180,037)**	**(2,819,253)**	**(1,844,387)**	**(4,663,640)**
Net cash provided by (used in) financing activities	**0**	**0**	**(639,872)**	**(472,464)**	**(1,112,336)**	**10,645,000**	**(108,198)**	**10,536,802**
Effect of exchange rate changes	(998,138)	(812,504)	(658,886)	614,869	(44,017)	(186,332)	161,727	(24,605)
Net change in cash, cash equivalents and restricted cash	**1,075,777**	**(398,587)**	**607,728**	**(2,832,743)**	**(2,225,015)**	**7,258,411**	**(4,566,847)**	**2,691,564**
Cash, cash equivalents and restricted cash, beginning of the period	13,917,075	14,992,852	14,594,265	15,201,993	14,594,265	12,369,250	19,627,661	12,369,250
Cash, cash equivalents and restricted cash, end of the period	14,992,852	14,594,265	15,201,993	12,369,250	12,369,250	19,627,661	15,060,814	15,060,814

CTW

Footnote

14

Revenue Recognition & Segment Profitability

			Fiscal 2025			Fiscal 2026		
	FY 2023	FY 2024	1H 2025	2H 2025	FY 2025	1H 2026	2H 2026	FY 2026
Consolidated in-game purchases	$81,388,946	$84,461,982	$49,125,267	$57,869,173	$106,994,440	$48,603,849	$48,209,491	$96,813,340
Less:								
Recoup of advances made to game developers	551,774	2,477,840	1,362,612	2,220,531	3,583,143	1,549,346	1,672,998	3,222,344
Revenue share paid to game developers	17,893,099	13,559,565	6,548,748	6,491,756	13,040,504	6,122,156	4,959,430	11,081,586
Consolidated revenue	**62,944,073**	**68,424,577**	**41,213,907**	**49,156,886**	**90,370,793**	**40,932,347**	**41,577,063**	**82,509,410**
Consolidated in-game purchases	81,388,946	84,461,982	49,125,267	57,869,173	106,994,440	48,603,849	48,209,491	96,813,340
Revenue share with game developers and IP holders	19,263,857	14,975,047	9,453,531	6,444,947	15,898,478	8,186,251	6,907,374	15,093,625
Transaction fee	3,659,159	3,812,118	2,486,795	2,778,259	5,265,054	2,245,367	2,280,932	4,526,299
Advertisement expense	31,080,465	37,309,197	24,651,703	27,744,808	52,396,511	18,760,029	22,253,329	41,013,358
Server cost directly related to hosting the games	2,396,425	1,319,704	894,239	1,194,314	2,088,553	1,400,430	2,489,342	3,889,772
Segment profits	**24,989,040**	**27,045,916**	**11,638,999**	**19,706,845**	**31,345,844**	**18,011,772**	**14,278,514**	**32,290,286**

CTW

Footnote

15

GAAP to Non-GAAP Reconciliation 16 Fiscal 2025 Fiscal 2026 FY 2023 FY 2024 H1 2025 H2 2025 FY 2025 H1 2026 H2 2026 FY 2026 Net income $ 3,398,384 $ 5,977,639 $ 638,785 $ 3,189,778 $ 3,828,563 $(1,161,240) $(2,970,428) $(4,131,668) Depreciation and amortization 779,368 2,067,706 1,323,096 1,350,159 2,673,255 1,109,775 1,451,132 2,560,907 Amortization of right-of-use asset 1,369,188 1,634,833 1,017,089 1,438,122 2,455,211 1,514,860 1,366,473 2,881,333 Interest income, net (41,035) (300,985) (282,507) (211,851) (494,358) (333,453) (207,480) (540,933) Income tax expense 1,838,174 2,218,588 (384,307) 961,073 576,766 504,937 (2,199,108) (1,694,171) Contingent gain on recovery of previously impaired assets. 0 0 0 (4,709,029) (4,709,029) 0 (238,561) (238,561) Impairment of advance to game developers 2,457,900 401,451 1,113,863 2,033,548 3,147,411 750,416 1,885,345 2,635,761 Impairment of prepaid royalties 831,624 0 278,747 204,402 483,149 0 0 0 Share-based compensation 0 0 0 0 0 1,913,692 80,716 1,994,408 Adjusted EBITDA 10,633,603 11,999,232 3,704,766 4,256,202 7,960,968 4,298,987 (831,911) 3,467,076

Key Definitions 17 Active User Are to any user that spend at least one (1) minute on G123.jp platform during the applicable period. Active users are calculated based on cookie-based uniqueness, meaning that each unique browser-cookie combination is counted once. Note that this method does not dedupe across different browsers or devices – if the same person uses multiple devices without logging in, they will be counted multiple times. ARPMAU Are to average monthly in-game purchase amount per monthly active user during a given period, calculated by dividing the total in-game purchase amount in a given period generated on our G123.jp platform by the average number of monthly active users, which is averaged over each month by further dividing by the number of months in the respective period ARPPMAU Are to average monthly in-game purchase amount per paying monthly active user during a given fiscal year, calculated by dividing the total in-game purchase amount in a given period by the average number of paying monthly active users, which is averaged over each month by the number of months in the respective period. DAU Are to daily active users, which is a performance indicator that captures the number of Active Users who accessed our G123.jp platform at least once during a 24-hour period. DAUs for a given period is the average DAUs across all days in the respective period, which is calculated by summing the number of DAUs for each day during the given period and dividing the total by the number of days in the respective period; MAUs Are to monthly active users, which is a performance indicator that captures the number of Active Users who accessed our G123.jp platform at least once during the preceding 30-day period. MAUs for a given period is the average MAUs across all months in the respective period, which is calculated by summing the number of MAUs for each month during the given period and dividing the total by the number of months in the respective period Paying User Are to any user that makes at least one in-game purchase of no less than US$0.01 during the applicable period; PDAU Are to paying daily active users, which is a performance indicator that captures the number of users who made at least one in-game purchase, and have spent at least one (1) minute on G123.jp platform during the preceding 24-hour period. PDAUs for a given period is the average PDAUs across all days in the respective period, which is calculated by summing the number of PDAUs for each day during the given period and dividing the total by the number of days in the respective period; PMAUs Are to paying monthly active users, which is a performance indicator that captures the number of users who made at least one in-game purchase, and have spent at least one (1) minute on G123.jp platform during the preceding 30-day period. PMAUs for a given period is the average PMAUs across all months in the respective period, which is calculated by summing the number of PMAUs for each month during the given period and dividing the total by the number of months in the respective period; ROAS Are to return on advertisement spending based on created users, calculated by dividing average in-game purchase amount per created user divided by average advertising expenses per created user during the applicable period Gross in-game Means the total in-purchase amounts, or top-ups, paid by end-users for purchase games on the G123.jp platform amount Retention rate Measures the percentage of users who return to the same game on a specific day (e.g. Day 1, Day 7 and Day 30) after their initial engagement. Platform retention rate is the average of the per-game retention rate of each day during a given period. References in this presentation to: